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                           PROSPECT MEDICAL HOLDINGS, INC.
                            515 SOUTH FLOWER STREET, #1640
                                LOS ANGELES, CA 90071
                    VOICE (213) 629-2185       FAX (213) 629-2272



                                    March 31, 1999




VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Mail Stop 3-9
Washington, D.C.  20549

     Re:  REGISTRATION STATEMENT ON FORM S-1, FILE NO. 333-63801
          ------------------------------------------------------

Ladies and Gentlemen:

     Prospect Medical Holdings, Inc. (the "Company") hereby requests that its Registration Statement on Form S-1 (File No. 333-63801) be immediately withdrawn pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Company believes that the withdrawal of the Registration Statement is advisable based upon market conditions. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement. Therefore, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

                              Very truly yours,


                              /s/ Jacob Y. Terner, M.D.
                              Jacob Y. Terner, M.D.
                              Chief Executive Officer
                              (Agent for Service of Process)